Exhibit 99.1

FOR IMMEDIATE RELEASE

Tier-1 Internet and Content Provider Chooses
Silicom’s Switch-on-a-NIC Solution for its
SD-WAN-Related Distribution Hub Infrastructure

- Design Win Demonstrates the Inherent Synergy in the Silicom Solution
Portfolio: Cloud-Based SD-WAN Solutions Prove Their Value at the Hub Level,
Providing a Comprehensive Networking Solution From the Data Center Through the Edge -

KFAR SAVA, Israel — June 25, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that a Tier-1 US-based Internet and content provider will be using a version of Silicom’s innovative 200G “Switch-on-a-NIC” card in its distribution hub infrastructure as part of its preparation for an SD-WAN deployment. The card’s combination of advanced hardware and a comprehensive software suite provides a unique unified solution for both the switch and the NIC over DPDK (Data Plane Development Kit).

To date, the Tier-1 customer has placed approximately $1 million in purchase orders for the “Switch-on-a-NIC” adapter.  In parallel, the customer has engaged Silicom in discussions regarding its upcoming edge device needs.

“We are extremely excited to achieve our first Win with this communications giant, a strategic achievement for us on several levels,” commented Shaike Orbach, Silicom’s CEO. “The fact that our Cloud Switch on a NIC solution has now been adopted for use in a hub architecture upgraded for SD-WAN is great news for us. It allows us to capitalize on the relationships that we have built through our sales of SD-WAN edge devices, proposing solutions that will allow us to penetrate more deeply into our customers’ infrastructure.

“In parallel, this solution enables us to approach additional service providers looking for an SD-WAN hub infrastructure solution, and from there to propose solutions for their edge requirements. As such, we believe that this win will allow us to further increase our market share of the uCPE Edge segment as well as the hub and central infrastructure markets, including Data Center and Cloud segments.

Mr. Orbach concluded, “The fact that this customer came to us demonstrates how deeply we have become integrated into the SD-WAN space and just how powerful our technology and solution approach are. The Win confirms that both our central infrastructure and edge solutions are essential building blocks for SD-WAN, NFV, Cloud and Data Center infrastructures, positioning us even more favorably to ride the growth of the SD-WAN, Cloud and Data Center spaces.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com